VIA EDGAR

October 7, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Cascio, Accounting Branch Chief and Christie Wong, Staff Accountant
Division of Corporation Finance
Office of Healthcare and Insurance

RE:	Horizon Therapeutics Public Ltd Company
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 24, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 4, 2021
File No. 001-35238

Dear Mr. Cascio and Ms. Wong,

Horizon Therapeutics Public Ltd Company (“Horizon”, the “Company”, “we”, “our”) sets forth below its responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) in your letter dated August 23, 2021, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (“2020 Form 10-K”), as filed on February 24, 2021, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as filed on August 4, 2021. To facilitate your review, we have included in bold italics below the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 122

1.

We note that you have excluded upfront, milestone and progress payments related to license and collaboration agreements to arrive at non-GAAP adjusted EBITDA and non-GAAP net income. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Issued on April 4, 2018 for these adjustments.

Response

We maintain an established non-GAAP financial reporting policy that guides the determination of what adjustments will be made to our GAAP results when deriving and reporting our non-GAAP financial measures. Our non-GAAP financial reporting policy operates within our internal controls and procedures under the supervision of our chief executive officer and myself.

As previously described in our January 19, 2019 response to the Staff’s comment letter dated December 18, 2018, our purpose in presenting non-GAAP financial measures is to provide the public with supplemental information that our board of directors and management use in their decision-making about our business and that investors and analysts generally request. We believe that it provides transparency for investors to view our business through the eyes of our board of directors and management and, when considered together with our GAAP results, can enhance an overall understanding of our financial and business performance. For the Staff’s reference, the relevant excerpts from our January 19, 2019 response to the Staff’s inquiry regarding our exclusion of upfront and milestone payments in our non-GAAP financial measures is appended to this letter. The following information is consistent with and expands upon the information provided in our January 19, 2019 response.

Some of the factors we consider in determining whether certain expenses are appropriate for exclusion in our non-GAAP financial measures include whether they are:

●	acquisition-related;
●	significant, do not occur on a regular basis, vary widely from period to period, are inconstant in amount or unpredictable;
●	excluded for internal management reporting purposes; and
●	excluded from management performance measures under certain incentive compensation arrangements.

These factors are designed to ensure that our non-GAAP financial measures are not misleading and serve the purposes described above with respect to aiding investors in understanding our business and financial results.

From time to time, we have acquired licenses to intellectual property, marketing and other rights related to new medicines and medicine candidates. These acquisition transactions sometimes involve upfront and milestone/progress payments that have been excluded from certain of our non-GAAP financial measures. Because we do not enter into these transactions on a regular basis, and only due so based on strategic rationale, availability of capital, ability to successfully acquire the rights for reasonable consideration, and other circumstances that change over time, we do not consider the associated upfront and milestone payments to be normal or recurring on a regular basis. In addition, milestone payments under these transactions are only due, if ever, upon achievement of development, regulatory or commercial goals being achieved, which are subject to significant uncertainty and variability and are often uncorrelated with our regular operating activities. Furthermore, the amounts of these payments are highly variable, often depending on negotiations between us and the counterparty, with some transactions having consideration that is more heavily weighted to upfront or near-term milestones and some more heavily-weighted to distant events, causing the amounts and timing of the payments to be often uncorrelated to the research and development expenses or activities required to reach the milestone. As such, we believe that excluding upfront and milestone/progress payments related to acquisitions of license rights from our non-GAAP financial measures enhances investors’ understanding of our operations and facilitates comparisons between periods with respect to our financial performance and is not misleading in terms of eliminating items that are normal, recurring cash operating expenses necessary to operate our business. In fact, given that one of the stated intents of our non-GAAP financial measures is to provide investors with the ability to make more direct comparisons of our operating results between periods, we believe not excluding these highly variable payments may be misleading to investors that expect these types of expenses to be excluded from items such as adjusted EBITDA and non-GAAP net income.

We also believe the exclusion of upfront and milestone/process payments related to our license agreements is not misleading because we provide detailed information about these exclusions in our periodic reports under the Securities Exchange Act of 1934 (as requested by the Staff in connection with its December 18, 2018 comment letter), as well as in our earnings press releases that contain non-GAAP financial measures. In particular, we present these excluded payments as a separate line item in our non-GAAP reconciliations and provide a separate footnote for this line item to describe the actual payments and transactions/development programs to which they relate. Therefore, investors and other stakeholders are provided clear information about which payments are being excluded from which periods, which we believe mitigates the risk of these non-GAAP financial measures being misleading.

As stated above, another of our stated objectives in providing non-GAAP financial measures is to enable investors to evaluate our financial and operating results in the same manner as our board of directors and management. In particular, our board of directors and management use adjusted EBITDA, calculated in the same manner that we currently present that measure to the public (i.e., excluding acquisition-related upfront and milestone payments), as a key indicator of performance and basis for operational and strategic decision-making. As disclosed in our reports filed with the SEC, adjusted EBITDA, as currently presented to the public, is also used as a core performance target in our executive compensation program. For example, our adjusted EBITDA target was weighted at 25% of total corporate goals that were measured for purposes of determining our annual cash bonus program for executives in 2020, and we expect to continue relying on adjusted EBITDA calculated in a similar manner as a material measure in our bonus and other compensation programs. Consequently, in order to provide investors with an understanding of how we measure executive performance and determine our annual bonus and other compensation components, we disclose in the “Compensation Discussion and Analysis” section of our proxy statements our adjusted EBITDA performance as used in our corporate goals, which is calculated in the same manner that we currently present that measure in our non-GAAP financial measures. Finally, our credit agreement, pursuant to which we have material debt borrowings and which is filed as a material agreement exhibit to a number of our filings with the SEC, has provisions, including applicable interest rates, that are based on our adjusted EBITDA that is calculated in a manner that excludes upfront and milestone/progress payments and is otherwise closely aligned with our calculation of adjusted EBITDA that is presented in our public disclosures. For these reasons, we believe that the manner in which we calculate adjusted EBITDA and other non-GAAP financial measures that exclude upfront and milestone/progress payments is not misleading and is consistent with how we measure our own financial results and aligned with the material terms of our credit agreement. Conversely, if we were to disclose these non-GAAP financial measures without excluding upfront and milestone/progress payments, we believe this would be confusing and less useful to investors, since the measures presented would not be the same as those that we use to evaluate our own business, those that are used to determine executive compensation or those that are relevant to interest expense under our credit agreement. Additional investor confusion would result due to the fact that our executive compensation disclosures contained in our proxy statements and/or annual reports on Form 10-K would disclose adjusted EBITDA bonus targets that are calculated differently than the adjusted EBITDA amounts disclosed in our non-GAAP financial results. Similarly, our discussion of the terms of our credit agreement and our investors’ understanding of its terms would be made more confusing due to the divergence of the adjusted EBITDA we would report in our non-GAAP financial results from the adjusted EBITDA measure used to determine the applicable interest rates of our credit agreement borrowings.

For these reasons, we believe that we have implemented a narrow, consistent approach to the exclusion of upfront and milestone/progress payments from our non-GAAP financial statements and included detailed disclosures related to such exclusions in order to mitigate any investor confusion related to such amounts. In addition, if we were not to exclude such payments, it would deviate from our stated purposes for providing non-GAAP financial measures, and result in non-GAAP results that are less meaningful and more confusing to investors.

Form 10-Q for the Quarterly Period Ended June 30, 2021

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4 - Acquisitions, Divestitures and Other Arrangements, page 7

2.

We note you completed the acquisition of all the outstanding stock of Viela for consideration of approximately $3 billion on March 15, 2021. Please explain to us your consideration of the requirements of Rule 3-05 and Article 11 of Regulation S-X related to financial statements and pro forma financial information for the acquisition and provide us your analysis if you determined these were not required.

Response

Rule 3-05 and Article 11 of Regulation S-X require separate financial statements of an acquired business if it is significant to the acquiror using the investment, asset and income tests provided in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%.

As demonstrated in our analysis below, we determined that our acquisition of Viela Bio, Inc. (“Viela”) did not exceed the 20% threshold for any of the investment, asset or income tests. The financial information used for the analysis was obtained from Viela’s Annual Report on Form 10-K for the year ended December 31, 2020 and from our Annual Report on Form 10-K for the year ended December 31, 2020. The amounts shown below are in thousands of U.S. dollars, except for percentage and share amounts.

Investment Test

Numerator	Denominator	Calculated%

Registrant’s and its other subsidiaries’ investments in, and advances to the tested subsidiary.	Registrant’s aggregate worldwide market value of its voting and non-voting common equity, calculated daily from the last five trading days of the most recently completed month ending prior to the earlier of the registrant’s announcement date or agreement date of the acquisition or disposition, or total consolidated assets where the registrant has no such aggregate worldwide market value.

Horizon’s investment in Viela: $2,651,791 (see below)	Horizon’s worldwide market value: $15,694,586 (see below)	16.9%

Cash paid for Viela	$2,914,407
Less cash acquired	(342,300)
Cash paid for net settlements of Viela stock options at closing	78,554
Consideration for the exchange of Viela stock options into Horizon stock options at closing	1,130

Total Investment	$2,651,791

Date	Closing Price	Number of Shares Issued and Outstanding	Market Value
24-Dec-20	$68.92	221,337,308	$15,254,567
28-Dec-20	$70.27	221,337,308	$15,553,373
29-Dec-20	$69.86	221,337,308	$15,462,624
30-Dec-20	$72.34	221,337,308	$16,011,541
31-Dec-20	$73.15	221,337,308	$16,190,824
		Average	$15,694,586

Asset Test

Numerator	Denominator	Calculated%

Registrant’s and its other subsidiaries’ proportionate share of total assets of the tested subsidiary (after intercompany eliminations) as of end of the most recently completed fiscal year.	Registrant’s and its subsidiaries’ consolidated total assets (after intercompany eliminations) as of the end of the most recently completed fiscal year.

Viela’s total assets at December 31, 2020: $423,257	Horizon’s total assets at December 31, 2020: $6,072,016	7%

Income Test

If the registrant and the tested subsidiary each had material revenue in each of the two most recently completed years, then a tested subsidiary will meet the income test only if both the net income and revenue components of the test are met. Viela had material revenues in 2020 and 2019 based upon the amount of revenues relative to Viela’s financial condition and a review of Viela’s related disclosures in its filings with the SEC. Because Viela had material revenues in 2020 and 2019, the revenue component of the income test applied. While the net income component resulted in significance at the 37.5% level, the revenue component was significant at the 0.5% level. Therefore, the income test did not result in significance since the net income component and the revenue component were not both above 20%.

Numerator	Denominator	Calculated%

Net Income Component

Absolute value of the registrant’s and its other subsidiaries’ equity in the tested subsidiary’s consolidated income or loss from continuing operations before income taxes (after intercompany eliminations) attributable to the controlling interests for the most recently completed fiscal year.	Absolute value of the registrant’s and its subsidiaries’ consolidated income or loss from continuing operations before income taxes (after intercompany eliminations) for the most recently completed fiscal year;

Viela’s loss from continuing operations before income taxes for the year ended December 31, 2020: $150,668	Horizon’s income from continuing operations before income taxes for the year ended December 31, 2020: $401,645	37.5%

Revenue Component

Registrant’s and its other subsidiaries’ proportionate share of the tested subsidiary’s consolidated total revenues (after intercompany eliminations) for the most recently completed fiscal year.	Registrant’s and its subsidiaries’ consolidated total revenues (after intercompany eliminations) for the most recently completed fiscal year.

Viela’s total revenues for the year ended December 31, 2020: $11,652	Horizon’s total revenues for the year ended December 31, 2020: $2,200,429	0.5%

Please advise us if we can provide any further information or assistance to facilitate your review. Please also direct any further comments or questions regarding this response letter to me at 224-383-3263 or via email at phoelscher@horizontherapeutics.com.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

Appendix

Excerpt from January 17, 2019 Letter

VIA EDGAR

January 17, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Mast and Frank Wyman
Division of Corporation Finance
Office of Healthcare and Insurance

RE:	Horizon Pharma plc
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 7, 2018
File No. 001-35238

Dear Ms. Mast and Mr. Wyman,

Horizon Pharma Public Limited Company (the “Company”, “we”, “our”) sets forth below its responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) as sent by you on December 18, 2018, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (“2017 Form 10-K”), as filed on February 28, 2018, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, as filed on November 7, 2018. To facilitate your review, we have included in bold italics below the Staff’s comments as sent by you on December 18, 2018.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 45

1.	Please provide us the following information, regarding your presentation of non-GAAP financial measures.

•

Describe the nature and purpose of the following non-GAAP adjustments and explain the factors that you considered in excluding them from the non-GAAP financial measures: […] upfront and milestone payments related to license agreements […].

Response

[…]

Upfront and Milestone Payments Related to License Agreements

We exclude upfront and milestone payments related to acquisition-related license agreements from our non-GAAP financial measures as we do not consider them to be normal operating expenses due to their nature, variability of amounts and lack of predictability as to occurrence and/or timing. By excluding them, we provide investors with a more complete understanding of our historical operating results related to our fundamental business operations. Due to the uncertain nature of certain of these arrangements, particularly those relating to the licensing of in-process development asset rights, the consideration structures for these arrangements generally require us to make upfront cash payments, with additional potential future milestone and royalty payments contingent on the satisfaction of certain milestones and thresholds. These payments are typically linked to the achievement of development milestones and sales thresholds, and thus, the timing is largely unpredictable, if achieved at all. As such, we believe that excluding upfront and milestone payments related to acquisition-related license agreements from our non-GAAP financial measures enhances investors’ understanding of our operations and facilitates comparisons between periods with respect to our financial performance.

Some of the factors we considered in determining that these amounts are appropriate for exclusion include:

•	They are acquisition-related;

•	They are significant and unpredictable;

•	They are excluded for internal reporting purposes; and

•	They are excluded from management performance measures under certain incentive compensation arrangements.